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                               [Logo of Kellwood]

KELLWOOD COMPANY (NYSE: KWD) AND GERBER CHILDRENSWEAR, INC. (NYSE: GCW) GRANTED
             EARLY TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD

ST. LOUIS, MO, May 31, 2002 -- Kellwood Company and Gerber Childrenswear, Inc. announced that the Department of Justice and the Federal Trade Commission have granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in relation to the previously announced agreement for Kellwood to acquire Gerber.

The termination of this waiting period satisfies one of the conditions for Kellwood's acquisition of Gerber. The Irish Department of Enterprise, Trade and Employment, Competition Policy Section has also decided not to delay the acquisition by Kellwood of Gerber's Irish subsidiary Sport Socks Company (Ireland) Limited.

Kellwood announced that it had commenced an exchange offer, through its wholly-owned subsidiary, Cradle, Inc., on May 24, 2002, for any and all outstanding shares of Gerber common stock for both cash and common stock of Kellwood. Under the terms of the exchange offer, Kellwood is offering to acquire all outstanding shares of common stock of Gerber for at least $3.42 in cash and a fraction of a share of common stock of Kellwood, together having a value based on the formula described in the offering documents of $6.85 for each share of Gerber common stock. The exact ratio of cash and stock will not become fixed until June 18, 2002. In addition, the exchange offer is subject to certain conditions, as more fully described in the offering documents. The exchange offer is scheduled to expire at 12:00 midnight EDT on Friday, June 21, 2002, unless extended.

Celebrating 40 years of value, fashion and diversity, Kellwood is a $2.1 billion marketer of apparel and consumer soft goods. Kellwood specializes in branded as well as private label products, and markets to all channels of distribution with product specific to a particular channel. Kellwood brands include Sag Harbor(R), Koret(R), Jax(R), David Dart(R), Democracy(R), David Meister(TM), Dorby(TM), My Michelle(R), Vintage Blue(TM), EMME(R), Bill Burns(R), David Brooks(R), Kelty(R), and Sierra Designs(R). EMME(R) and Bill Burns(R) are produced under licensing agreements. For more information about Kellwood, visit Kellwood's website at www.kellwood.com.

Gerber Childrenswear, Inc. is a leading marketer of infant and toddler apparel and related products, which it offers under its flagship licensed brand, Gerber(R), as well as the Baby Looney Tunes(TM), Curity(R), and Little Suzy's Zoo(R) licensed brand names and the Onesies(R) trademark. The Company is the leading provider of these products to volume retailers, and also distributes to mid-tier department stores and specialty retailers. Its hosiery subsidiaries, Auburn Hosiery Mills Inc. and Sport Socks Company (Ireland) Limited, manufacture, market and sell branded sport socks for men, women, and children under licensed brand names such as Wilson(R), Coca-Cola(R) and Converse(R). For more information about the products of Gerber Childrenswear, visit Gerber Childrenswear's website at www.gerberchildrenswear.com.

This release is being filed pursuant to Rule 425 under the Securities Act of 1933. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Gerber. Gerber stockholders are urged to read the relevant exchange offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Kellwood has filed exchange offer materials with the Securities and Exchange Commission and Gerber has filed a solicitation/recommendation statement with respect to the offer. The exchange offer materials (including a Preliminary Prospectus/Offer to Purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement were sent to each Gerber stockholder and contain important information, which should be read carefully before any decision is made with respect to the offer. The Preliminary Prospectus/Offer to Purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all stockholders of Gerber at no expense to them by contacting the information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, at 1-888-750-5834. The exchange offer materials (including the Preliminary Prospectus/Offer to Purchase, the related letter of transmittal and all other documents filed with the SEC) and the solicitation/recommendation statement are also available for free at the SEC's website at www.sec.gov.

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FINANCIAL CONTACT: Roger D. Joseph, VP Treasurer & IR, Kellwood Company,
314.576.3437, Fax 314.576.3325 or roger_joseph@kellwood.com. W. Lee Capps III, Senior Vice President Finance & CFO, Kellwood Company, 314.576.3486, Fax
314.576.3439 or wlc@kellwood.com. Corporate Office: 600 Kellwood Parkway, Chesterfield, Missouri 63017.

MEDIA CONTACT: Donna Weaver, VP Corporate Communications, Kellwood Company, 212.575.7467, Fax 212.575.5339 or donna.weaver@kellwood.com. Executive Office:
120 West 45th Street, 27th Floor, New York, New York, 10036.